Exhibit 99.1

ICON Reports Second Quarter 2026 Results

Highlights

•Quarter two revenue of $2,063.5 million, an increase of 1.4% on quarter one 2026.

•Quarter two adjusted EBITDA of $327.2 million or 15.9% of revenue, an increase of 3.0% on quarter one 2026.

•GAAP net income for the quarter of $72.6 million or $0.94 diluted earnings per share.

•Quarter two adjusted net income of $198.4 million or $2.56 adjusted diluted earnings per share, an increase of 2.4% on quarter one 2026 adjusted diluted earnings per share.

•Net business wins in the quarter of $3,120 million; a net book-to-bill of 1.51, an increase of 8.3% on quarter one 2026 net business wins.

•Closing backlog of $23.4 billion, an increase of 3.0% on quarter one 2026.

•Net debt of $2.5 billion at June 30, 2026 with a net debt to adjusted EBITDA ratio of 1.8x.

•Reaffirming 2026 full-year financial guidance issued with revenue expected in the range of $7,850 - $8,150 million and adjusted diluted earnings per share* expected in the range of $10.00 - $11.00.

Dublin, Ireland, July 29, 2026 – ICON plc (NASDAQ: ICLR), a world-leading clinical research organization, today reported its financial results for the second quarter ended June 30, 2026.

CEO, Mr. Barry Balfe commented, “ICON's second quarter results reflect measured progress, as disciplined cost management offset anticipated operational headwinds.  While revenue and net bookings benefited from higher pass-through activity, strong strategic wins and new customer acquisition supported a direct fee book-to-bill ratio of 1.2x, underscoring the strength of our focused commercial strategy and diversified, scaled platform.

We are reaffirming our 2026 financial outlook, which reflects both opportunities and risks over the balance of the year. While second-half performance remains subject to variability in factors such as pass-through activity, the underlying fundamentals of our business remain solid, supported by our diversified portfolio, operational agility and disciplined cost management.  Strong cash generation continues to support our capital allocation priorities, including investing in strategic growth opportunities and returning capital to shareholders.”

Second Quarter 2026 Results

In quarter two 2026, gross bookings were $3,681 million, an increase of 24.1% on quarter two 2025, with cancellations of $562 million. This resulted in net business wins of $3,120 million and a book-to-bill of 1.51. Backlog as at June 30, 2026 was $23.4 billion.

Revenue for the second quarter was $2,063.5 million. This represents an increase of 1.2% on quarter two 2025, an increase of 0.4% on a constant currency basis.

GAAP net income was $72.6 million, resulting in diluted earnings per share of $0.94 in quarter two 2026, compared to diluted earnings per share of $2.56 in quarter two 2025. Adjusted net income for the quarter was $198.4 million, resulting in adjusted diluted earnings per share of $2.56 compared to $3.52 per share in quarter two 2025.

Adjusted EBITDA for the second quarter was $327.2 million or 15.9% of revenue, a decrease of 21.7% on quarter two 2025.

The effective tax rate on adjusted net income in quarter two 2026 was 18.4%.

Free cash flow was $238.9 million in the quarter. Cash generated from operating activities for the quarter was $281.3 million. During the quarter, $42.4 million was spent on capital expenditure. $7.4 million of Term Loan B payments were made during the quarter and there were net cash outflows on the disposal of a subsidiary undertaking of $55.5 million. At June 30, 2026, the Group had cash and cash equivalents of $928.4 million, compared to cash and cash equivalents of $765.2 million at March 31, 2026 and $390.4 million at June 30, 2025. Net debt as at June 30, 2026 was $2.5 billion.

Year to date 2026 Results

Gross business wins year to date were $6,944 million and cancellations were $945 million. This resulted in net business wins of $5,999 million and a book-to-bill of 1.46.

Revenue year to date was $4,097.5 million. This represents a year on year increase of 1.1% or a decrease of 0.8% on a constant currency basis.

GAAP net income year to date was $177.3 million, resulting in $2.29 diluted earnings per share. Year to date adjusted net income was $391.3 million, resulting in an adjusted diluted earnings per share of $5.06 compared to $6.79 per share for the equivalent prior year period.

Adjusted EBITDA year to date was $645.0 million or 15.7% of revenue, a year on year decrease of 20.9%.

The effective tax rate on adjusted net income year to date was 17.8%.

Conference Call Details

ICON will hold a conference call on July 30, 2026 at 08:00 EDT [13:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

Other Information

Cautionary Statement Regarding Forward-Looking Statements

Statements included herein which are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the following: anticipated financial results for 2026; contracted revenue; the Company's expectations regarding business momentum, market opportunity, demand trends, growth, and commercial performance; and the Company's expectations with respect to its long-term value creation and competitive positioning. You can identify many forward-looking statements by words such as “aims,” “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “focused,” “guidance,” “intends,” “look,” “may,” “opportunities,” “plans,” “positions,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and other similar expressions and the negatives of such expressions. However, not all forward-looking statements contain these words. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. The forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially adversely affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently and correctly, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the impact of market conditions on demand for the Company's services, risks related to the Company's ability to execute on its commercial strategy and maintain relationships with large pharmaceutical customers, and risks relating to the Company's strategic partnerships, the dependence on certain key executives, changes in the regulatory environment, exchange rate fluctuations, inflation and rising labor costs. Please also refer to the section entitled "Risk Factors" of our Annual Report on Form 20-F for the year ended December 31, 2025 filed on May 27, 2026 for a discussion of some of the principal risks that could adversely affect our business, operations and financial results. The Company’s forward-looking statements speak only as of the date of this report or as of the date they are made, and the Company undertakes no obligation to update its forward-looking statements.

Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted EBITDA, adjusted net income and adjusted diluted earnings per share and free cash flow. Adjusted EBITDA excludes stock-based compensation, foreign currency gains and losses, restructuring, transaction, integration related and other adjustments, fair value movement on investments in equity, loss of disposal of subsidiary undertaking, goodwill impairment and impairment of non-financial assets. Adjusted net income and adjusted diluted earnings per share exclude amortization, stock-based compensation, foreign currency gains and losses, restructuring, transaction, integration related and other adjustments, transaction-related financing costs, fair value movement on investments in equity, goodwill impairment, impairment of non-financial assets, loss of disposal of subsidiary undertaking and their related taxation effect. Free cash flow reflects cash generated from operating activities less capital expenditure. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

*Adjusted diluted earnings per share to exclude amortization, stock-based compensation, foreign currency gains and losses, restructuring, transaction, integration related and other adjustments, transaction-related financing costs, fair value movement on investments in equity, goodwill impairment, impairment of non-financial assets, loss on disposal of subsidiary undertaking and their related taxation effect.

Our full-year 2026 guidance adjusted diluted earnings per share measures are provided on a non-GAAP basis without a reconciliation to the most directly comparable GAAP measure because the Company is unable to predict with a reasonable degree of certainty certain items contained in the measures without unreasonable efforts. For the same reasons, the Company is unable to address the probable significance of the unavailable information.

ICON plc is a world-leading clinical research organization. Offering deep operational and medical expertise we accelerate innovation, driving emerging therapies forward to improve patient outcomes. From molecule to medicine, we deliver integrated consulting, clinical development, commercialization and post-marketing solutions to pharmaceutical, biotechnology, medical device, government and public health organizations worldwide. With headquarters in Dublin, Ireland, ICON employed approximately 40,200 employees in 99 locations in 55 countries as at June 30, 2026. For further information about ICON, visit: www.iconplc.com.

Source: ICON plc
Contact: Investor Relations +1 888 381 7923
Nigel Clerkin Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
All at ICON
ICON/ICLR-F

ICON plc
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND JUNE 30, 2025
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	(in thousands, except share and per share data)

Revenue	$2,063,486	$2,039,088	$4,097,485	$4,054,408

Costs and expenses:
Direct costs	1,584,192	1,455,758	3,140,265	2,905,016
Selling, general and administrative	194,318	205,006	394,916	403,390
Depreciation and amortization	90,767	97,718	181,098	193,676
Transaction and integration related	2,529	6,717	5,716	12,121
Restructuring	20,904	42,950	30,980	82,296
Loss on disposal of subsidiary undertaking	32,947	—	32,947	—
Total costs and expenses	1,925,657	1,808,149	3,785,922	3,596,499

Income from operations	137,829	230,939	311,563	457,909
Interest income	3,155	2,054	4,976	3,856
Interest expense	(48,787)	(50,151)	(96,784)	(97,760)

Income before income tax (expense) / benefit	92,197	182,842	219,755	364,005
Income tax (expense) / benefit	(19,615)	20,674	(42,422)	323
Net income	$72,582	$203,516	$177,333	$364,328

Net income per ordinary share:

Basic	$0.94	$2.57	$2.31	$4.56
Diluted	$0.94	$2.56	$2.29	$4.54

Weighted average number of ordinary shares outstanding:

Basic	76,845,757	79,245,448	76,712,589	79,899,091
Diluted	77,371,396	79,547,444	77,316,605	80,235,900

ICON plc
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2026 AND DECEMBER 31, 2025

	(Unaudited)	(Audited)
	June 30, 2026	December 31, 2025
ASSETS	(in thousands)
Current assets:
Cash and cash equivalents	$928,385	$647,295
Accounts receivable, net of allowance for credit losses	1,458,354	1,474,898
Unbilled revenue	1,054,478	1,096,592
Other receivables	117,413	116,750
Prepayments and other current assets	114,811	105,316
Income taxes receivable	75,204	60,824
Total current assets	$3,748,645	$3,501,675

Non-current assets:
Property, plant and equipment, net	385,427	395,724
Goodwill	8,721,268	8,731,689
Intangible assets, net	3,146,498	3,247,118
Operating right-of-use assets	114,859	128,948
Other receivables	68,985	75,707
Deferred tax asset	107,409	106,871
Investments in equity	107,229	82,050
Total Assets	$16,400,320	$16,269,782

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$118,238	$192,117
Unearned revenue	1,603,204	1,550,471
Other liabilities	916,522	904,826
Income taxes payable	16,939	18,999
Current bank credit lines, loan facilities and notes	1,279,762	529,762
Total current liabilities	$3,934,665	$3,196,175

Non-current liabilities:
Non-current bank credit lines, loan facilities and notes, net	2,110,783	2,872,616
Lease liabilities	102,790	117,122
Non-current other liabilities	77,674	72,807
Non-current income taxes payable	105,923	103,251
Deferred tax liability	690,323	714,427
Commitments and contingencies	—	—
Total Liabilities	$7,022,158	$7,076,398

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
77,154,209 shares issued and outstanding at June 30, 2026 and
76,567,325 shares issued and outstanding at December 31, 2025	6,346	6,305
Additional paid‑in capital	7,180,646	7,131,956
Other undenominated capital	1,606	1,606
Accumulated other comprehensive loss	(109,820)	(68,534)
Retained earnings	2,299,384	2,122,051
Total Shareholders' Equity	$9,378,162	$9,193,384
Total Liabilities and Shareholders' Equity	$16,400,320	$16,269,782

ICON plc
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND JUNE 30, 2025
(UNAUDITED)

	Six Months Ended
	June 30, 2026	June 30, 2025
	(in thousands)
Cash flows provided by operating activities:
Net income	$177,333	$364,328

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	181,098	193,676
Impairment of operating right-of-use assets and related property, plant and equipment	—	5,573
Reduction in carrying value of operating right-of-use assets	17,888	18,977
Loss on disposal of subsidiary undertaking	32,947	—
Amortization of financing costs and debt discount	3,048	2,971
Stock compensation expense	46,030	27,610
Deferred tax benefit	(26,142)	(46,095)
Unrealized foreign exchange movements	(22,905)	34,777
Other non-cash items	5,048	15,266
Changes in operating assets and liabilities:
Accounts receivable	(46,728)	15,149
Unbilled revenue	34,981	(138,521)
Unearned revenue	107,463	25,761
Other net assets	(61,785)	(105,031)
Net cash provided by operating activities	448,276	414,441

Cash flows used in investing activities:
Purchase of property, plant and equipment	(73,193)	(61,185)
Purchase of subsidiary undertakings (net of cash acquired)	—	(2,537)
Cash outflow on disposal of subsidiary undertaking (including cash sold)	(55,513)	—
Proceeds from investments in equity	4,741	561
Purchase of investments in equity	(23,809)	(12,330)
Net cash used in investing activities	(147,774)	(75,491)

Cash flows used in financing activities:
Debt issue costs	(2,294)	—
Drawdown of credit lines and loan facilities	—	50,000
Repayment of credit lines and loan facilities	(14,881)	(64,881)
Proceeds from exercise of equity compensation	2,710	6,498
Share issue costs	(9)	(9)
Repurchase of ordinary shares	—	(500,000)
Share repurchase costs	—	(300)
Net cash used in financing activities	(14,474)	(508,692)

Effect of exchange rate movements on cash	(4,938)	21,353
Net increase / (decrease) in cash and cash equivalents	281,090	(148,389)
Cash and cash equivalents at beginning of period	647,295	538,785
Cash and cash equivalents at end of period	$928,385	$390,396

ICON plc
RECONCILIATION OF NON-GAAP MEASURES
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2026 AND JUNE 30, 2025
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	(in thousands, except share and per share data)

Adjusted EBITDA
Net income	$72,582	$203,516	$177,333	$364,328
Income tax expense / (benefit)	19,615	(20,674)	42,422	(323)
Net interest expense	45,632	48,097	91,808	93,904
Depreciation and amortization	90,767	97,718	181,098	193,676
Stock-based compensation expense (a)	19,436	15,433	46,418	27,727
Foreign currency losses / (gains), net (b)	670	24,015	(7,705)	42,110
Restructuring (c)	20,904	42,950	30,980	82,296
Transaction, integration related and other (d)	24,693	6,717	56,060	12,121
Fair value movement on investments in equity (f)	—	—	(6,378)	—
Loss on disposal of subsidiary undertaking (g)	32,947	—	32,947	—
Adjusted EBITDA	$327,246	$417,772	$644,983	$815,839

Adjusted net income and adjusted diluted net income per Ordinary Share
Net income	$72,582	$203,516	$177,333	$364,328
Income tax expense / (benefit)	19,615	(20,674)	42,422	(323)
Amortization	50,108	59,057	100,387	118,003
Stock-based compensation expense (a)	19,436	15,433	46,418	27,727
Foreign currency losses / (gains), net (b)	670	24,015	(7,705)	42,110
Restructuring (c)	20,904	42,950	30,980	82,296
Transaction, integration related and other (d)	24,693	6,717	56,060	12,121
Transaction-related financing costs (e)	2,182	1,506	3,701	2,971
Fair value movement on investments in equity (f)	—	—	(6,378)	—
Loss on disposal of subsidiary undertaking (g)	32,947	—	32,947	—
Adjusted tax expense (h)	(44,737)	(52,206)	(84,818)	(104,147)
Adjusted net income	$198,400	$280,314	$391,347	$545,086

Diluted weighted average number of Ordinary Shares outstanding	77,371,396	79,547,444	77,316,605	80,235,900

Adjusted diluted net income per Ordinary Share	$2.56	$3.52	$5.06	$6.79

(a)Stock-based compensation expense represents the amount of expense related to the Company’s equity compensation programs (inclusive of employer related taxes).
(b)Foreign currency losses / (gains), net relates to gains or losses that arise in connection with the revaluation, or settlement, of non-US dollar denominated assets and liabilities. We exclude these gains and losses from adjusted EBITDA and adjusted net income because fluctuations from period-to-period do not necessarily correspond to changes in our operating results.
(c)Restructuring relates to charges incurred in connection with the Company's realignment of its workforce, with the elimination of redundant positions as well as reviewing its global office footprint and optimizing its locations to best fit the requirements of the Company.
(d)Transaction, integration related and other costs include expenses associated with our acquisitions and any other costs incurred related to the integration of these acquisitions. Further, costs incurred in 2026 relating to the Investigation, including out of scope audit fees resulting from the impact of the investigation, and in defense of the Putative Class Action are classified within this category.
(e)Transaction-related financing costs includes costs incurred in connection with changes to our long-term debt and amortization of financing fees. We exclude these costs from adjusted net income because they result from financing decisions rather than from decisions made related to our ongoing operations.
(f)Fair value movement on investments in equity. We exclude these movements from adjusted EBITDA and adjusted net income because fluctuations from period-to-period do not necessarily correspond to changes in our operating results.
(g)On May 8, 2026, ICON completed the disposal of Symphony Health Solutions Corporation. The Company recognized a pre-tax loss on disposal, including transaction costs, of $32.9 million. This loss is excluded from adjusted EBITDA and adjusted net income.
(h)Represents the tax effect of adjusted pre-tax income at our estimated effective tax rate.

ICON plc

Contact:	Investor Relations +1 888 381 7923
Nigel Clerkin Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
http://www.iconplc.com